SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                             barnesandnoble.com inc.
                             -----------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                   067846 10 5
                                   -----------
                                 (CUSIP Number)

                               Mr. Leonard Riggio
                              Barnes & Noble, Inc.
                                122 Fifth Avenue
                               New York, NY 10011

                                 with copies to:

                               Jay M. Dorman, Esq.
                                 Bryan Cave LLP
                           1290 Avenue of the Americas
                               New York, NY 10104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067846 10 5                   13D                   Page 2 of 8 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barnes & Noble, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              60,512,501
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           60,512,501
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,138,502
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     73.1%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 067846 10 5                   13D                   Page 3 of 8 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B&N.com Holding Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              60,512,501
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           60,512,501
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,138,502
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     73.1%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to Schedule 13D is being filed by Barnes & Noble, Inc. and its wholly owned subsidiary B&N.com Holding Corp., each Delaware corporations (collectively, the "Reporting Persons"), to amend the Schedule 13D filed by the Reporting Persons on November 1, 2002 (the "Schedule 13D"), and amended on November 15, 2002 by Amendment No. 1 ("Amendment No. 1"), with respect to beneficial ownership of Class A Common Stock, $0.001 par value per share (the "Shares"), of barnesandnoble.com inc., a Delaware corporation (the "Issuer").

     In accordance with Exchange Act Rule 13d-2, this amendment amends and supplements only information that has materially changed since the November 15, 2002 filing of Amendment No. 1. Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (i) Item 5(a) of the Schedule 13D is hereby amended to replace the third paragraph of Item 5(a) with the following paragraph:

     "As of April 3, 2003, the Reporting Persons beneficially owned, within the meaning of Exchange Act Rule 13d-3, 119,138,502 Shares, representing approximately 73.1% of the outstanding Shares of the Issuer. These Shares consisted of the following: (i) 57,500,001 Shares which the Reporting Persons had the right to acquire within 60 days upon conversion of (A) their one share of super voting common stock in the Issuer and (B) their 57,500,000 membership units in bn.com; (ii) 57,500,001 Shares which Bertelsmann had the right to acquire within 60 days upon conversion of (A) its one share of super voting common stock in the Issuer and (B) its 57,500,000 membership units in bn.com; and (iii) an additional 3,012,500 Shares purchased by the Reporting Persons and an additional 1,126,000 Shares purchased by Bertelsmann since October 2, 2002."

     (ii) Item 5(a) is hereby amended to replace in its entirety the Schedule B referred to therein with the Schedule B attached hereto.

     (iii) Item 5(b) of the Schedule 13D is hereby amended to read in its entirety as follows:

     "(b) The Reporting Persons have sole power to vote and to dispose of the 58,034,001 Shares they beneficially owned prior to the formation of a group with Bertelsmann on October 22, 2002, as well as the additional 2,478,500 Shares purchased by the Reporting Persons since the formation of the group. The Reporting Persons do not have any power, whether sole or shared, to vote or to dispose of any of the 57,500,001 Shares beneficially owned by Bertelsmann prior to the formation of the group or any of the 1,126,000 Shares purchased by Bertelsmann since the formation of the group."

     (iv) Schedule C of the Schedule 13D is hereby amended to add the following purchases by B&N.com Holding Corp. to the end of Section A of said Schedule C, as said Schedule C was previously amended by Amendment No. 1:


         Date                Number of Shares Purchased       Price Per Share
--------------------------   --------------------------       ---------------

November 15, 2002                       35,500                  $1.4175
November 18, 2002                       17,500                  $1.6057
November 19, 2002                       25,000                  $1.5520
November 26, 2002                       20,000                  $1.7500
January 30, 2003                        25,000                  $1.0820
January 31, 2003                        32,000                  $1.0703
February 3, 2003                        29,000                  $1.0914
February 4, 2003                        12,500                  $1.0780
February 5, 2003                        29,000                  $1.1366
February 6, 2003                     1,005,000                  $1.0900
February 7, 2003                        25,000                  $1.1000

                               Page 4 of 8 Pages

February 10, 2003                       20,000                  $1.0800
February 21, 2003                       25,000                  $1.0500
February 25, 2003                       21,000                  $1.1000
February 26, 2003                       10,000                  $1.1000
March 3, 2003                           20,500                  $1.1524
March 4, 2003                           20,500                  $1.1485
March 5, 2003                           15,000                  $1.1700
March 24, 2003                          23,500                  $1.3091
March 25, 2003                          15,000                  $1.3883
April 3, 2003                           40,000                  $1.5300

     (v) Schedule C of the Schedule 13D is hereby amended to add the following transactions to the end of Section B of said Schedule C, as said Schedule C was previously amended by Amendment No. 1:

     "(2) On December 20, 2002, Leonard Riggio, the Chairman of the Board of the Reporting Persons, sold 400,000 Shares to Marie Toulantis, Chief Executive Officer of the Issuer, at $1.10 per share.

     (3) On February 12, 2003, Michael N. Rosen, the Secretary and a Director of the Reporting Persons, purchased 20,000 shares at $1.08 per share and 10,000 shares at $1.07 per share in open market transactions."

                               Page 5 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2003

BARNES & NOBLE, INC.

By: /s/ John C. Weisenseel
   -----------------------
   John C. Weisenseel
   Vice President, Treasurer



B&N.COM HOLDING CORP.

By: /s/ John C. Weisenseel
   -----------------------
   John C. Weisenseel
   Vice President, Treasurer

                               Page 6 of 8 Pages

                                                                      SCHEDULE B

    BENEFICIAL OWNERSHIP OF CLASS A COMMON STOCK OF BARNESANDNOBLE.COM INC.
          BY EXECUTIVE OFFICERS AND DIRECTORS OF BARNES & NOBLE, INC.
                           AND B&N.COM HOLDING CORP.

To the knowledge of the Reporting Persons, the following table sets forth the number and percentage of shares of Class A Common Stock of barnesandnoble.com inc. ("Shares") owned by the executive officers and directors of Barnes & Noble, Inc. and B&N.com Holding Corp. Any such executive officer or director not named below is believed by the Reporting Persons to own no Shares. To the knowledge of the Reporting Persons, except as indicated below, the persons listed below have sole voting and dispositive power with respect to the Shares opposite their name.

          Name and Title of                      Number (and Percentage)
    Executive Officer or Director            of Shares Beneficially Owned(1)
--------------------------------------      ----------------------------------
Leonard Riggio, Chairman of the Board                   2,014,437 (1.2%)

Stephen Riggio, Vice Chairman                           3,580,000 (2.2%) (2)

Mitchell S. Klipper, Chief Operating Officer              234,710 (0.1%) (3)

J. Alan Kahn, President of Barnes & Noble
  Publishing Group                                         83,333 (0.1%)

Lawrence S. Zilavy, Chief Financial Officer                   300 (0.0%)

William F. Duffy, Executive Vice President,
  Distribution and Logistics                              830,500 (0.5%) (4)

Mary Ellen Keating, Senior Vice President,
  Corporate Communications                                    332 (0.0%)

Gary A. King, Vice President and Chief
  Information Officer                                   1,011,190 (0.6%) (5)

Michael N. Rosen, Secretary and Director                  100,000 (0.1%) (6)

Matthew A. Berdon, Director                                95,000 (0.1%)

Michael Del Giudice, Director                               4,100 (0.0%)

William Dillard, II, Director                              15,000 (0.0%)

Irene R. Miller, Director                                  10,000 (0.0%)

Margaret T. Monaco, Director                                9,275 (0.0%)

William Sheluck, Jr., Director                             60,000 (0.0%)

(1) Percentage determined after giving effect to beneficial ownership of Shares by Barnes & Noble, Inc. and Bertelsmann AG (i.e. after giving effect to the conversion of their super voting stock and membership units into Shares). Without giving effect to that conversion, the percentages in the above table would be 4.2%, 7.0%, 0.5%, 0.2%, 0.0%, 1.7%, 0.0%, 2.1% , 0.2%, 0.2%, 0.0%,
0.0%, 0.0%, 0.0% and 0.1%, respectively.

                               Page 7 of 8 Pages

SCHEDULE B (Continued) (2) Includes 3,380,000 Shares for which Mr. Riggio has an option to purchase exercisable within 60 days of the date of this Statement.

(3) Mr. Klipper's wife has sole voting and dispositive power over 7,700 of these Shares.

(4) All of these Shares are Shares for which Mr. Duffy has an option to purchase exercisable within 60 days of the date of this Statement.

(5) Includes 1,011,000 Shares for which Mr. King has an option to purchase exercisable within 60 days of the date of this Statement. The remaining 190 Shares are owned by Mr. King's wife, and she has sole voting and dispositive power with respect to those Shares.

(6) Includes 40,000 Shares for which Mr. Rosen has an option to purchase exercisable within 60 days of the date of this Statement.


                               Page 8 of 8 Pages